Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

April 30, 2014

United States Securities and Exchange Commission

Craig Slivka

Division of Corporation Finance

100 F Street

Washington, D.C. 20549-4631

RE:         Pernix Group, Inc.

Registration Statement on Form S-1

Filed April 25, 2014

File No. 333-194860

Dear Mr. Slivka:

We have received your letter via e-mail dated April 29, 2014 in reference to the subject noted above. The Company’s responses to your comments are provided herein. As no changes to the Registration Statement appear to be necessary at this time, we have not prepared an additional amendment to Registration Statement No. 333-194860 on Form S-1.

SEC Comment #1:

Form S-1

Cover Page of the Registration Statement

1. Please advise as to how you calculated that the per share average of the bid and ask price of your common stock was $6.05 as of April 21, 2014. We note that currently the average of the bid and ask price of your stock is $5.80, and that no transactions in your stock have taken place since March 31, 2013.

Pernix Group’s Response:The $6.05 per share average of the bid and ask price was computed based on the OTCMarkets.com online bid and ask prices as of April 21, 2014 which was a date within 5 business days of our filing. On that date, the OTCMarkets.com bid and ask price of Pernix Group, Inc. Common Stock was $4.10 bid and $8.00 ask, with the average of the two being $6.05. The Company confirmed online, verbally and in writing  the bid / ask prices as of April 21, 2014 with an OTCMarkets.com representative. Rule 457(c ) states  “the registration fee is to be calculated upon the basis of the price of securities of the same class, as follows: either the average of the high and low prices reported in the consolidated reporting system (for exchange traded securities and last sale reported over-the-counter securities) or the average of the bid and asked price (for other over-the-counter securities) as of a specified date within 5 business days prior to the date of filing the registration statement.”

SEC Comment #2:

Form S-1

Cover Page of the Prospectus

2. We note your statement here and elsewhere that the shares that you are registering for sale by the company will be sold at a fixed price. However, your supplemental response to comment three of our letter dated April 17, 2014 indicates that Pernix “is not willing to issue additional shares below a price of $6.05 a share.” This suggests that Pernix may sell at prices in excess of $6.05 a share. In addition, you state that “if the trading range does not approximate $6.05 per share then the Company does not currently intend to sell the primary offering shares.” The use of the word “approximate” here implies that Pernix may sell shares for its own account at a price near, but not necessarily at, $6.05. Please advise.

Pernix Group’s Response: In clarification of our previous supplemental response dated April 25, 2014 to comment three of the Securities and Exchange Commission’s letter dated April 17, 2014, Pernix Group, Inc. intends to sell the primary offering stock at a fixed offering price of $6.05. We  understand Pernix Group, Inc. is not eligible to conduct an at the market offering under rule 415(a)(4) and we are relying on Rule 415(A)(1)(ix); therefore, the shares may only be issued at the fixed offering price. Please disregard the use of the word “approximate” in correspondence dated April 25, 2014 and please note that we do not intend to sell the primary offering shares being registered herein at a price above or below the fixed offering price of $6.05 per share.

*****

We believe that we have adequately addressed your comments in our response. We understand that you may have additional comments after review of this response letter. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff’s review of the filing or in response to the Staff’s comments on the filing.

Best Regards,

By:	/s/ Nidal Z. Zayed
Nidal Z. Zayed, President, Chief Executive Officer

By:	/s/ Gregg D. Pollack
Gregg D. Pollack, Vice President — Administration and Chief Financial Officer

By:	/s/ Carol Groeber
Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Leland Benton

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

David J. Kaufman, Esq.

Thompson Coburn LLP

55 East Monroe Street

37th Floor

Chicago, IL 60603